Janice R. Fukakusa Chief Administrative Officer & Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-1896 Fax.: (416) 974-0400 janice.fukakusa@rbc.com

FOIA CONFIDENTIAL TREATMENT REQUEST

September 30, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes, Assistant Director
Mr. Eric Envall

RE:	Royal Bank of Canada – Forms 40-F and 40F/A for the fiscal year ended October 31, 2010; Form 6-K filed May 27, 2011

SEC File No. 001-13928

Dear Ms. Hayes and Mr. Envall:

On behalf of Royal Bank of Canada (“RBC”), and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), I request confidential treatment of the shaded information identified as confidential under the response to each of the comments in the enclosed letter, dated September 30, 2011, of RBC to Ms. Suzanne Hayes and Mr. Eric Envall of the Division of Corporation Finance, Securities and Exchange Commission (the “Confidential Material”). In addition, we request that any memoranda, notes, transcripts or other writings that are made by or at the direction of any employee of the Securities and Exchange Commission that incorporate, include or relate to any of the Confidential Material or referred to in any conference, meeting, telephone conversation or interview between directors, employees, former employees, representatives, agents of, and/or counsel to RBC, or any other person, likewise be treated as nonpublic information and confidential under the Freedom of Information Act (“FOIA”). Please promptly inform the undersigned and Donald J. Toumey and Donald R. Crawshaw of Sullivan & Cromwell LLP, at the respective addresses indicated below, of any request for the Confidential Material made pursuant to FOIA or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Pursuant to Rule 83, a copy of this request (but not the Confidential Material) is also being delivered to the Commission’s Office of Freedom of Information Act and Privacy Operations.

Any notifications with respect to this request for confidential treatment should be directed to the undersigned at Royal Bank of Canada, 200 Bay Street, Royal Bank Plaza, Toronto, Ontario M5J 2J5, Canada or via facsimile at 416-974-0400, with a copy to Donald J. Toumey and Donald R. Crawshaw at Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 or via facsimile at (212) 558-3588.

Very truly yours,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

(Enclosures)

cc:	FOIA Officer, Securities and Exchange Commission

V. L. Young, Chairman, Audit Committee of the Board

G.M. Nixon, President and Chief Executive Officer

D.R. Allgood, Executive Vice President & General Counsel

R. Bolger, Senior Vice President & Controller

L.F. Mezon, Chief Accountant

W.A. Cunningham, Partner, Deloitte & Touche

D.R. Crawshaw, Sullivan & Cromwell LLP

D.J. Toumey, Sullivan & Cromwell LLP

(w/o enclosures)

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Janice R. Fukakusa Chief Administrative Officer & Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-1896 Fax.: (416) 974-0400 janice.fukakusa@rbc.com

September 30, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes, Assistant Director
Mr. Eric Envall

RE:	Royal Bank of Canada – Forms 40-F and 40F/A for the fiscal year ended October 31, 2010;

Form 6-K filed May 27, 2011

SEC File No. 001-13928

We have received your comment letter dated August 9, 2011 in connection with your review of the audited financial statements and related disclosures for the fiscal year ended October 31, 2010 contained in the annual report on form 40-F (“Form 40-F”) and form 40-F/A of Royal Bank of Canada (“RBC”). For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.

The Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) is the accounting standard setter in Canada which issues accounting pronouncements and guidelines through the “CICA Accounting Handbook”, referenced in this letter as “the Handbook” or “HB”. In the absence of explicit Canadian GAAP guidance on a particular topic or when further guidance is required, paragraph 24 of HB s. 1100, Generally Accepted Accounting Principles, permits, but does not require, us to consider U.S. interpretive guidance provided that guidance is not contradictory to Canadian GAAP concepts. References to OSFI mean the Office of the Superintendent of Financial Institutions which is the primary regulator of federally chartered financial institutions in Canada.

RBC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 40-F, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing. RBC also acknowledges that it will not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses refer to Canadian dollar amounts unless otherwise noted.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Form 40-F/A for the Fiscal Year Ended October 31, 2011

Exhibit 2 – Financial Review

Overview – 2010 vs. 2009, page 9

1.	You disclose here that your net income of $C5.2 billion for the year ended October 31, 2010 was up C$1.365 million from the prior year. You also disclose the amounts by which the goodwill impairment charges and the sale of Liberty Life affected your net income. Your disclosure mentions several other factors that affected net income without quantifying them, some of which were quantitatively more significant than the goodwill impairment charges or loss on sale of Liberty Life. In particular we note that the provision for credit losses decreased by C$1.6 billion in the year ended October 31, 2010 compared to the year ended October 31, 2009. In your future filings, please revise to quantify the factors cited for the changes in net income between the periods presented.

Set forth below is the Financial Performance – Overview section which begins on page 4 of our Q3 2011 Report to Shareholders that we filed on August 26, 2011. This Overview quantifies the most significant factors that account for the changes in net income between the periods presented. We provided similar information for the prior quarter discussion and plan to do so in future Reports to Shareholders.

Financial performance

Overview

Q3 2011 vs. Q3 2010

Following a strategic review, we announced on June 20, 2011 that we had entered into a definitive agreement to sell our U.S. regional retail banking operations to PNC Financial Services Group, Inc. The results of these operations have been classified as discontinued operations. For further details on our discontinued operations refer to Key corporate events of 2011 in the Financial performance section.

We reported a net loss of $92 million for the third quarter ended July 31, 2011, compared to net income of $1,276 million a year ago, primarily reflecting the net loss from our discontinued operations results of $1,658 million. Diluted loss per share was $.11 and return on common equity (ROE) was negative 1.7%. Our Tier 1 capital ratio of 13.2% was up 30 bps from the prior year.

Continuing operations

Q3 2011 vs. Q3 2010

Net income from continuing operations was $1,566 million, up $182 million, or 13% from a year ago. Diluted EPS from continuing operations of $1.04 increased $.12 and ROE from continuing operations was 16.7%, up 110 bps from the prior year.

Canadian Banking net income was $855 million, up $89 million, or 12%, compared to the prior year, reflecting solid volume growth across most businesses as well as lower PCL. These factors were partially offset by increased staff costs including higher pension expense and increased marketing costs.

Wealth Management net income was $179 million, down $6 million, or 3%, from a year ago. Excluding certain accounting and tax adjustments recorded in the prior period, net income increased $32 million, or 22%, mainly due to higher average fee-based client assets.

Insurance net income was $144 million, down $9 million, or 6%, mainly due to lower net investment gains, partially offset by lower auto and reinsurance claims costs. In addition, the prior year included the favourable impact of a new U.K. annuity reinsurance arrangement.

International Banking net income was $31 million, down $5 million, or 14%, mainly due to weaker results in Caribbean banking reflecting lower business loan volumes, spread compression and higher

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

PCL primarily related to two accounts. These factors were largely offset by improved results at RBC Dexia IS.

Capital Markets net income was $277 million, up $76 million, or 38% from a year ago. Excluding certain market and credit related items, net income increased $19 million, or 6%, due to strong growth in our corporate and investment banking businesses, reflecting improved client activity. This was mostly offset by significantly lower fixed income trading results.

Corporate Support net income was $80 million in the current quarter mainly due to net favourable income tax adjustments compared to net income of $43 million in the prior year.

Results excluding adjustments and items are non-GAAP measures. For a discussion on these adjustments and items and a reconciliation, refer to the Non-GAAP measures section.

Q3 2011 vs. Q2 2011

Net income from continuing operations of $1,566 million was down $13 million from the last quarter largely due to weaker trading revenues of $354 million, or 58%, mainly in our global capital markets businesses reflecting difficult trading conditions. This was partially offset by continued strength in our corporate and investment banking businesses with revenue growth of $87 million from the prior quarter and net income of $80 million in Corporate Support in the current period reflecting net favourable tax adjustments compared to a net loss of $90 million in the prior quarter. Seasonality in our banking-related businesses, including additional days in the quarter, also favourably impacted our results.

Q3 2011 vs. Q3 2010 (Nine months ended)

Net income from continuing operations was $5,049 million, up $678 million, or 16% from the prior year. Nine-month diluted EPS from continuing operations was $3.38, up $.46 from the prior year, and ROE from continuing operations was 18.4%, compared with 17% in the prior year.

Net income increased due to solid earnings growth of $309 million, or 14%, in Canadian Banking driven by solid volume growth across most businesses and lower provision for credit losses (PCL) and higher earnings of $126 million, or 26%, in Wealth Management primarily driven by higher average fee-based clients. Insurance earnings increased $57 million or 15% mainly due to lower claims costs. Higher earnings of $62 million in International Banking reflected improved results in our RBC Dexia IS joint venture and lower PCL in our Caribbean banking business. Capital Markets’ earnings increased $23 million, or 2%, driven by strong growth in our corporate and investment banking businesses largely offset by lower fixed income trading results.

Discontinued operations

Net loss from discontinued operations of $1,658 million included the loss on the announced sale of our U.S. regional retail banking operations of $1,573 million and a net operating loss of $85 million compared to a net operating loss of $108 million a year ago. The net loss on the announced sale represented the difference between the sale price and the carrying value of our investment, largely consisting of intangible assets such as goodwill as well as core deposits.

Net loss of $1,796 million for the nine months ended July 31, 2011, included the loss on the announced sale as noted above and a net operating loss of $223 million compared to a net operating loss of $269 million in the prior year.

For further details on the announced sale of our U.S. retail banking operations, refer to Key corporate events of 2011 in the Financial performance section.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Financial Performance, page 14

2.	We note your disclosures throughout the filing that a large driver in the revenue and average assets increase in FY2010 was the volume growth in the home equity loan and lines of credit portfolio. Please address the following in your response and consider revising your future filings to address the following or tell us why you believe such disclosure is not warranted:

•

Tell us the amount of home equity loans you held as of the dates presented on your balance sheet and the loan portfolio (i.e. residential mortgages, personal, etc.) where these loans are included. Please provide us with a table that separately quantifies the following:

•	Home equity lines versus fixed home equity loans;
•	Within your aggregate home equity loans including your home equity lines, the amount of first liens versus second liens; and
•	Canadian versus U.S. versus all other home equity loans and lines;
•	Second liens where you hold the first lien versus second liens where you service the first lien versus second liens where you do not hold or service the first lien.

•	When adopting ASU 2010-20 in your interim financial statements for 2011, tell us how you considered whether home equity loans represented a separate class or segment of loans.

•	Tell us how the mortgage guarantees by the Canadian government function in relation to your Canadian home equity loans and lines, and discuss the relative credit risk on these loans.

•

Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

•

Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

•	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

•	Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing.

•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Annual Information Form, Executive Officers, page 18

3.	In future filings, please consider providing greater detail regarding the background of your executive officers similar to that which is described in Item 401(e) of Regulation S-K.

In our future Annual Information Form filings, we will provide greater detail regarding the background of our executive officers similar to that which is described in Item 401(e) of Regulation S-K. In particular, we will include information relating to each executive officer’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether the corporation or other organization is a subsidiary or affiliate of RBC. Where an executive officer has been employed by RBC or a subsidiary or affiliate of RBC for less than five years, a brief explanation will be included relating to the nature of the responsibility undertaken by the executive officer in prior positions to provide additional disclosure of the executive officer’s prior business experience.

Management’s Discussion and Analysis, Capital Market Sales and Trading, page 28

4.	We note your disclosure that the Wall Street Reform and Consumer Protection Act will impose new limits on the ability of banking groups to invest their own money in, and manage, “proprietary trading” and private funds activities.

•

Please revise your discussion to quantify your proprietary trading revenues to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and more clearly understand the impact these limitations on proprietary trading activities are expected to have on your business going forward.

•

Please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

•

Also, identify aspects of your business that are similar to but excluded from your definition of “proprietary trading” for these purposes. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

•

Clearly disclose how you define “hedge fund” and “private equity fund” as well as “sponsorship” and “investing” for the purpose of determining the limitations on your activities in these respective areas.

•

Identify the business units that sponsor or invest in private equity or hedge funds. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues, operating margins, total assets, and total liabilities associated with your sponsorship and investments in private equity and hedge funds. Clearly identify the extent to which such activities have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

In our 2011 Annual Report, we propose to provide the following revised disclosure regarding the Wall Street Reform and Consumer Protection Act. We have prepared the following draft disclosure using 2010 data for information purposes. This will be replaced with 2011 data in our 2011 Annual Report.

“Uncertainty also arises from provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) and the regulations and interpretations to be issued thereunder, including with respect to the provisions of Section 619 of Title VI of Dodd-Frank, the so-called “Volcker Rule.” The Volcker Rule broadly prohibits proprietary trading in trading accounts by covered banking entities and their affiliates, subject to numerous exceptions (termed “permitted activities”). Permitted activities include certain proprietary trading in connection with underwriting or market-making related activities, transactions on behalf of customers, risk-mitigating hedging activities, trading activity by a foreign banking entity that occurs solely outside the United States, and such other activity that the Federal banking agencies, SEC or CFTC determined would promote and protect the safety and soundness of the banking entity and the financial stability of the United States. Even if trading would otherwise constitute a permitted activity, it may nevertheless be prohibited if the activity would result in a conflict of interest, expose the banking entity to high-risk assets or high-risk trading or pose a threat to the safety and soundness of the banking entity or the financial stability of the United States.

Implementation of the Volcker Rule, including the scope of the trading prohibition, the permitted activities, and the limitations on the permitted activities, is dependent on adoption of rules of the enumerated regulatory agencies, which have yet to be proposed. As noted elsewhere in this report, we engage in trading for our own account to a significant extent. See our Consolidated Balance Sheets and Statements of Income on page 76 and 77, respectively, where we disclose our trading assets at October 31, 2010 of $149.5 billion and trading revenues for fiscal 2010 of $2.758 billion. At this time, we are unable to predict what portion of those trading revenues may be impacted by the Volcker Rule. Because implementation rules have not yet been proposed by the Federal banking agencies, SEC or CFTC, it is difficult to discern which trading activities of the Bank or its affiliates, including activity outside the United States, may be deemed to be subject to the proprietary trading prohibition, which may be deemed to be permitted activities in their current form, and which may be permitted to continue if conducted by different entities, in different locations or in a different manner.

Separately, the Volcker Rule also imposes limitations on relationships with hedge funds and private equity funds. These are generally defined under the Volcker Rule as any issuer that would be an investment company but for the exceptions set forth in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940, as well as similar funds as the Federal banking agencies, SEC or CFTC may by rule determine. Only one RBC business unit in the United States, the Alternative Assets Group, part of our RBC Capital Markets reporting segment, effects purchases and sales of interests in what are commonly known as hedge funds. While certain of our U.S. affiliates currently retain ownership interests in a small amount of private equity investments (under $20 million), neither we nor any of our affiliates in the U.S. currently sponsor, or are making new investments in, private equities. RBC also conducts conventional asset management activities in the United States as part of our RBC Wealth Management business platform, principally involving the management of registered mutual funds, but does not sponsor or manage funds that fall under the exceptions set forth in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act, or are otherwise commonly known as hedge funds or private equity funds. The hedge fund investments of our Alternative Assets Group are used to hedge risk exposures undertaken by the Alternative Assets Group in connection with customer-facing transactions. As of the end of 2010, we held $3.26 billion in such investments, including the hedge fund units held by variable interest entities that we consolidate, with associated revenues of $39.9 million in 2010. Because these investments by the Alternative Assets Group are made for hedging purposes, there are not separate operating margins that can be identified with respect to these investments; nor do such investments involve potential liabilities other than the potential

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

risk of loss of the amount of these investments. As with the prohibition on proprietary trading under the Volcker Rule discussed above, the prohibition on sponsorship or investment in hedge funds and private equity funds is subject to numerous exceptions, comparable to the permitted activities in connection with proprietary trading. Although we believe that the RBC activities that may otherwise be encompassed by the Volcker Rule’s general prohibition on investment in or sponsorship of hedge funds or private equity funds are likely to be permissible under the Volcker Rule’s exceptions to those general prohibitions, because those implementation rules have not yet been proposed, there is a risk that these positions, and this trading activity, would be deemed to be prohibited by the Volcker Rule.

The Volcker Rule provides that its provisions shall take effect on the earlier of 12 months after the date final implementation rules are issued or July 20, 2012, and that a banking entity shall bring its activities and investments into compliance with the requirements of the Volcker Rule not later than 2 years after the date the requirements become effective. The Federal Reserve Board is permitted to extend this 2-year compliance period, one year at a time, for up to 3 additional years, with additional extensions, up to 5 years, for holdings of funds deemed to be illiquid funds. Changes have not been implemented or planned by us with respect to our proprietary trading activities or activities in private equity or hedge funds, as discussed above, but we will consider the potential advisability of implementing changes to our operations and trading activities and positions in light of final regulations under the Volcker Rule when such implementation rules are available. Because implementation rules have not yet been proposed, and the possibility or likelihood that any extensions of time might be granted, to us or to the industry as a whole, is unknown at this time, the time periods within which we might be required to discontinue or modify trading activities or liquidate positions under the provisions discussed above cannot be determined at this time.”

We acknowledge that the above draft disclosure does not specifically answer all of your questions. In our view, the uncertainty and ambiguity surrounding many of the matters you raise make it very difficult or, in our view, impossible, to answer some of your questions with any specificity. However, set out below is supplemental information that we are able to provide in response to this comment:

•

Please revise your discussion to quantify your proprietary trading revenues to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and more clearly understand the impact these limitations on proprietary trading activities are expected to have on your business going forward.

As noted above, there is significant uncertainty regarding the potential future definition of proprietary trading for purposes of the Volcker Rule and we do not believe it would be helpful to investors for us to speculate on what the relevant regulators might adopt in that regard. We believe that highlighting our trading accounts balances at year end and our total trading revenues for fiscal 2011 as contemplated by the above draft disclosure will provide information to investors concerning the magnitude of RBC’s proprietary trading activities.

•

Please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

While we are uncertain of the manner in which the implementing rules under the Volcker Rule will define proprietary trading, we deem it to relate to trading assets that meet the definition of CICA Handbook section 3855, paragraph 20, which defines financial assets and financial liabilities held for trading. It provides that trading generally reflects active and frequent buying and selling, and financial instruments held for trading are those used with the objective of generating a profit from short-term fluctuations in price or dealer’s margin; however, such designation is not precluded simply because an asset is not intended to be sold or repurchased in the near term, but rather extends to any financial instrument designated initially as held for trading. Accordingly we have highlighted in the draft disclosure our trading assets and trading revenues as presented in our consolidated financial statements. With respect to changes as a result of future prohibitions of limitations under the Volcker Rule, as noted in the draft disclosure presented above, we have not made any structural changes to our business in response to the Volcker Rule to date. Given the current uncertainty in regard to numerous regulatory issues, we have closely reviewed our operations. In the event that it becomes necessary to do so, we will consider and effect any necessary changes that allow us to continue to achieve our strategic objectives in a manner which is aligned with constraints under applicable laws. In that regard, we note that RBC is a non-U.S. financial institution and that the Volcker Rule on its face excepts trading activity by a foreign banking entity that occurs solely outside the United States.

•

Also, identify aspects of your business that are similar to but excluded from your definition of “proprietary trading” for these purposes. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

Given the current uncertainty regarding the eventual definition of proprietary trading, it would be highly speculative for us to express a view on what may be included in the definition of “proprietary trading” for purposes of the Volcker Rule that is ultimately adopted by the relevant regulators. In addition, the quantitative information that we have provided above is based on trading assets and revenues as defined for financial accounting purposes. Since that definition is broad we are not aware of the existence of any such aspects of our business that are similar to but excluded from our definition of proprietary trading.

•

Clearly disclose how you define “hedge fund” and “private equity fund” as well as “sponsorship” and “investing” for the purpose of determining the limitations on your activities in these respective areas.

As noted in the draft disclosure presented above, our U.S. operations are not involved in the sponsorship of hedge funds or private equity funds, and the only investing in such funds undertaken by our U.S. businesses is investing in certain hedge funds solely for hedging purposes by our Alternative Investment Units. Given the very limited activities of our U.S. businesses in this area, and the fact that both “hedge fund” and “private equity fund” have widely accepted attributes and the statutory definition has not yet been refined by regulations, we do not propose to include a definition of “hedge fund” or “private equity fund” in our Annual Report beyond the definition of the Volker Rule itself.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Off-balance sheet arrangements, page 33

Securitization activities during 2010, page 34

5.	We note your disclosure on page 34 that during the fiscal year you securitized C$17.7 billion of residential mortgages of which C$6.0 billion were sold and the remaining C$11.7 billion were retained. In addition, we note your table of securitization activity for 2010 on page 101 and that you securitized and sold C$6.5 billion and C$0.8 billion of Canadian and U.S. residential mortgage loans. Please reconcile for us the difference in the amount of residential mortgages securitized and sold. Further, please tell us where the retained interests of C$11.7 billion are reflected in the table on page 101.

We advise the Staff that $11.7 billion of securitized residential mortgages that are referred to on page 34 are not reflected in the table in Note 5 on page 101. The information on page 34 relates solely to securitization activities that occurred in 2010 during which we securitized a total of $17.7 billion residential mortgages and sold $6 billion of the total. This $6 billion, together with $1.15 billion residential mortgage loans securitized in 2009 but sold in 2010, comprise the total $7.3 billion balance of Canadian and U.S. residential mortgage loans ($6.5 billion and $0.8 billion, respectively) disclosed as securitized and sold in 2010 in Note 5. Excluding the 2009 securitized balances that were sold in 2010 and the purchase premium paid on the mortgages purchased from third-parties from the $7.3 billion in Note 5, the balance of residential mortgages securitized in 2010 and sold in 2010 was $6 billion. A quantitative reconciliation follows:

Page 34 – Securitization of our financial assets	C$ billion
Total residential mortgages securitized in 2010	17.7
Total residential mortgages securitized and sold in 2010	6.0

Remaining residential mortgages securitized in 2010	$11.7

Page 101 – Note 5	C$ million
Total securitized and sold - U.S. residential mortgage	754
Total securitized and sold - Canadian residential mortgage	6,512

7,266
Securitized in 2009 but sold in 2010	(1,153)
Purchase premium on related mortgages securitized and sold in 2010	(38)

U.S. and Canadian residential mortgages securitized and sold in 2010 (notional value)	$6,075

The notional value of securitized residential mortgages that were not sold as at October 31, 2010, was $6,845 million which is disclosed in footnote (3) to the first table on page 101. The difference between the $11.7 billion of securitized residential mortgages and $6,845 million is primarily due to payments received. Of the unsold securities, approximately 53% were classified as available for sale and 47% as held for trading on our Consolidated balance sheet.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Overview of Other Risks, page 48

6.	The risk factors you have included are vague and apply to all registrants in your industry. Please provide a proposed risk factor section to be included in future filings that discusses the factors that may make an investment in Royal Bank of Canada risky or speculative. Your risk factor discussions should include sufficient detail about your financial condition and operations to allow investors to understand the magnitude of the risk and potential consequences.

For example, rather than a general discussion that laws may change and regulations and regulatory policy are subject to changing interpretations, please include a discussion of anticipated changes in regulatory policy, proposed regulations, and/or interpretations that are subject to challenge and how changes may affect your operations and financial condition. The discussion should be quantified to the extent possible.

Our risk factor disclosure in our Annual Report is comprised of the Risk management and Overview of other risks sections on pages 37 to 47 and pages 48 to 50, respectively (together, these sections are referred to below as our “Risk Factor Disclosure”). The Risk management section discusses our risk governance structure and focuses on the key risks in running our business including credit risk, market risk and liquidity and funding risk, all of which are fundamental to an understanding of the risks associated with an investment in RBC. The Risk Factor Disclosure is specifically mandated by Part 2 of Guideline D-1 – Annual Disclosures (Banks, Foreign Bank Branches, Federally Regulated Trust and Loan Companies, and Cooperative Credit Associations) (“Guideline D-1”) set out by the OSFI Guideline D-1 which states, in part, as follows:

The institution should discuss the extent of any significant exposures to areas where there recently has been, or there is the potential for, significant loss due to industry specific factors or general industry recession and outline the steps it has taken to contain risks in these areas. Similarly, the institution should identify its major lines of business and describe the controls it has in place to quantify and contain the risks to the institution from exposure to these lines of business.

The institution should also discuss methods of measuring and controlling other market-related risks, such as settlement risk, where they are significant.

In addition, our Risk Factor Disclosure is drafted to respond to item 5.2 of Form 51-102F2 (the Canadian Annual Information Form) which states as follows:

Disclose risk factors relating to your company and its business such as cash flow and liquidity problems, if any, experience of management, the general risks inherent in the business carried on by your company, environmental and health risks, reliance on key personnel, regulatory constraints, economic or political conditions and financial history and any other matter that would be most likely to influence an investor’s decision to purchase securities of your company.

In our view, the Risk Factor Disclosure is responsive to the requirements set out in Guideline D-1 and Form 51-102F2. RBC prepares its disclosures in accordance with applicable Canadian requirements as contemplated by the multijurisdictional disclosure system.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

However, in order to ensure our disclosure is more specific to RBC than just the industry, as suggested by the Staff, we are in the process of mocking up our Risk Factor Disclosures to be included in the 2011 Annual Report to be released on December 2, 2011. A mock-up has not been provided at this time as this remains a work in progress which is also influenced by evolving risk factors driven by current market events and is subject to a number of layers of internal review.

A copy of our draft revised Risk Factor Disclosure will be provided to the Staff by October 14, 2011.

Consolidated Financial Statements, page 76

Notes to the Consolidated Financial Statements, page 80

Note 2 Fair value of financial instruments, page 85

7.	We note your disclosure on page 94 that during fiscal year 2010 you revisited the scope and methodologies for calculating the reasonably possible alternative assumptions used in your positive and negative fair value movement of level 3 financial instruments table. Please tell us and revise to more clearly disclose the changes you made to your approach for reasonably possible alternative assumptions during fiscal year 2010.

In June 2009, the Canadian Institute of Chartered Accountants (“CICA”) introduced certain new disclosure requirements for financial instruments. Paragraph 27B(e) of Handbook Section 3862, Financial Instruments – Disclosures, required the following, which was initially effective for our October 31, 2009 annual financial statements:

For fair value measurements recognized in the balance sheet, an entity shall disclose for each class of financial instruments:

(e) for fair value measurements in Level 3, if changing one or more of the inputs to reasonably possible alternative assumptions would change fair value significantly, the entity shall state this fact and disclose the effect of those changes. The entity shall disclose how the effect of a change to a reasonable possibly alternative assumption was calculated. For this purpose, significance shall be judged with respect to net income, and total assets or total liabilities, or, when changes in fair value are recognized in other comprehensive income, total equity.

In our 2010 Annual Financial Statements, we revised the scope and methodology that we applied to retrospectively comply with HB 3862 par 27B(e) and enhanced our presentation primarily as a result of greater clarity being available in the market concerning the practical implementation issues associated with par 27B(e) and our review of disclosures made by European companies who had, by the time we prepared our 2010 Annual Financial Statements, provided similar disclosures for the first time in accordance with IFRS 7, Financial Instruments: Disclosures. The changes made to our 2010 disclosures are summarized below:

(i)

Scope – We expanded our interpretation of the scope of “valuation inputs” to include price-based inputs in addition to model-based inputs. For example, we calculated the alternative values using either the high and low range of the pricing services’ values or

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of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

changing the discount margin between .1% and 1.0% depending on the fair value uncertainty of the particular financial instrument.

We also added to the scope of this requirement the sensitivity of derivative credit valuation adjustments, bank owned life insurance contracts and equity derivatives. This was due to a change in perspective as to what the standard required. We continued to exclude NAVs of hedge funds as each NAV is provided by the fund manager and therefore, has no other reasonably possible alternative assumptions. The valuation methodology for these items is disclosed in the narrative below the table in Note 2 on page 94.

(ii)	Methodology – In 2010, we changed our calculation for determining the impact to the fair value of bonds if reasonably possible alternative assumptions are used. In fiscal 2009 we reviewed the unobservable credit spreads of the corporate bonds and determined that there were no reasonably possible alternative assumptions. In fiscal 2010, we used the high and low vendor prices as reasonable possible alternative assumptions for these types of securities.

(iii)	Presentation – We replaced the primarily narrative disclosure that we provided in 2009 with a table in 2010 that provided, by major category of financial instrument, the positive and negative fair value movement from using reasonable possible alternative assumptions. Our 2009 information was revised and presented on the same basis.

Given that the 2009 balance sheet comparative information will not be included in our 2011 Annual Financial Statements, we do not believe that expanding our explanation of the methodology changes made in 2010 is necessary. We will ensure that any changes we make to our methodology in the future are clearly explained in our disclosure in future filings.

Note 4 Loans, page 98

8.	We note from your allowance for loan losses and impaired loans table on page 99 that you wrote-off loans only to the specific allowance and none to the general allowance though you record a provision for credit losses to them both. In addition, we note your disclosure on page 82 that once payments are 90 days past due, except for credit card balances and loans guaranteed or insured by the Canadian government or a Canadian government agency, a loan is classified as impaired. In an effort to provide clear and transparent disclosures, please tell us and revise future filings to discuss in detail the relationship between the specific and general allowance and why there were no write-offs to the general allowance in the past two fiscal years. In particular, please address how the impaired loan policy affects your specific allowance. Specifically address the fact that all write-offs of credit cards are against the specific allowance even though you also disclose that no specific allowance is maintained for credit cards loans as you maintain only a general allowance for credit card loans.

As illustrated in the table below, the General Allowance for credit losses is established to cover unidentified losses in the performing lending portfolio, whereas the Specific Allowance (which is both individually and collectively assessed) is established to cover identified losses on impaired loans. This methodology is consistent with OSFI’s Accounting Guideline No. 5,

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Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

General Allowances for Credit Risk, which provides additional direction on the methodology for establishing general allowances. Part B, Framework, of the Guideline includes the following requirements:

Accordingly, general allowances for credit risk must be established to recognize losses that management estimates to have occurred in the portfolio at the balance-sheet date relating to loans or credits not yet specifically identified as impaired.

General allowances are not a substitute for specific allowances. Accordingly, as individual assets can be identified as impaired, specific allowances are to be established. OSFI requires that institutions be able to demonstrate that the level of both general and specific allowances is adequate.

OSFI Guideline No. 5 is consistent with the principles underlying the establishment of a general allowance for credit risk in accordance with HB 3025, Impaired Loans, of which paragraph .04 states the following:.

The existence of impairment in an entity’s entire portfolio of loans is identified by an assessment of the credit quality of individual loans and each of the groups of loans that comprise the portfolio. When practicable, impairment is identified on a loan-by-loan basis in accordance with the lender’s judgment of the creditworthiness of individual borrowers. In some cases, however, the full extent of impairment present in a portfolio of loans cannot be identified solely by reference to individual loans. An assessment of the impact of recent events and changes in economic conditions, as well as general economic trends, may indicate that the credit quality of groups of loans to borrowers operating in particular industries or geographic areas has deteriorated. In such circumstances, the additional impairment that cannot be identified on a loan-by-loan basis is estimated collectively for the group.

Determination of Allowance for Credit Losses	Loan Status and Significance	Classification for reporting purposes
Individually Assessed ACL	Identified losses (related to impaired loans) on individually significant loans	Specific ACL
Collectively Assessed ACL	Identified losses (related to impaired loans) on loans which are not individually significant
	Unidentified losses (related to performing loans)	General ACL

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

In practice, we establish specific allowances against all impaired loans and write-off against the specific allowance. In the case of credit cards, we record the allowance and the write-off on the 180th day in arrears.

As the General Allowance covers unidentified losses in the performing portfolio, and loans in default are addressed in the specific allowance process, we do not write-off directly against the general allowance nor do we directly use the General Allowance to fund the Specific Allowance. On a quarterly basis, a detailed assessment of the performing portfolio is completed to assess the level of General Allowance required. The General Allowance will increase or decrease through a charge to the General Provision for Credit Losses, as required.

In response to the Staff’s request, we will revise our disclosure in future filings to clarify the relationship between the General and Specific allowances.

Note 5 Securitizations, page 100

9.	We note here that you securitize insured Canadian residential mortgage loans through the creation of MBS pools under the NHA MBS program. Also, we note that the issued securities are guaranteed by the Canadian government. Please address the following:

We will provide clarification of the following points, as requested, in our future filings; however, the extent of our disclosure may be impacted by our assessment of the significance of the information.

•

For your residential mortgage loans, tell us and revise your future filings to disclose whether you or the borrower is required to obtain mortgage loan insurance. If the response depends on the terms of the loan then clearly state this and discuss the key terms, like loan to value ratio that drive whether mortgage insurance is required.

Mortgages recorded on our consolidated balance sheet for which the loan amount is greater than 80% of the original appraised value of the property (loan-to-value (LTV) ratio) are required by OFSI to be insured. In these circumstances, we require the borrower to pay for this insurance. We may bulk insure, at our own expense, the loan recorded on our consolidated balance sheet with a loan-to-value (LTV) ratio of less than 80%. All loans securitized through the NHA-MBS program must be insured and the program provides for a timely payment government guarantee applicable to the MBS issued for which the MBS issuer pays a fee.

•

Explain to us the insurance claims process for both your residential mortgage loans held and those securitized under the NHA MBS program. In addition, tell us and revise to disclose in future filings where applicable if any of the mortgage insurance policies provide less than 100% protection against credit losses.

For mortgage loans that we purchase, a claim is made to a mortgage insurer when a client defaults on their mortgage payments. The claims process is managed by our third-party servicer providers, CMHC and Genworth Financial Canada, in accordance with the insurer’s policies. Claims are made to the insurer if the amount recovered from the collection / foreclosure process is less than the sum of the mortgage

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

principal balance, accrued interest and our collection costs on the outstanding loan. The insurance covers the entire principal amount plus up to 12 to 18 months of accrued unpaid interest, depending on the specific circumstances.

•

Tell us and revise to disclose in future filings if as an issuer and servicer if you have had to make up any shortfall in the amount collected from the mortgagor and if so, are these amounts fully reimbursed by the government or government agency that guarantees the securities or the insurer of the mortgage loan.

Under the NHA-MBS program, we are responsible for making all payments due on our issued MBS, regardless of whether we collect the necessary funds from the mortgagor or an insurer. The foreclosure process begins if the mortgagor is in arrears, whether or not the mortgage has been securitized. The insurer pays the claim but reserves the right to review it at a future date. A loss is recorded if the insurance is denied (which is subject to RBC’s agreement). The same insurance claim process applies to all insured mortgage loans outside of the NHA-MBS program. In 2011, we recorded a $1.1 million loss on our insured mortgage loan book.

•

Tell us and disclose in future filings if you have incurred losses on the residential mortgage loans securitized due to legal action on the default of the mortgage and the amount of losses incurred in year ended October 31, 2010.

For the year ended October 31, 2010, we incurred $1.1 million of losses on our insured mortgage loan book including securitized and non-securitized mortgages. These losses are tracked by individual mortgage but our systems cannot readily determine the portion of losses attributable to securitized mortgages and non-securitized mortgages. No losses were incurred on the residential mortgage loans due to legal action arising from the default of a mortgage.

Note 23 Income taxes, page 122

10.	We note your disclosure on page 122 that you believe it is more likely than not that the future income tax assets will be realized. In addition, we note your valuation allowance increased from C$87 million to C$130 million at October 31, 2010. Please tell us and revise your future filings to more clearly discuss the reasons for the increase in the valuation allowance and reconcile such disclosures with your disclosure that you concluded that the future income tax assets were realizable. In addition, provide us with and consider disclosing in future filings a breakdown of your loss carryforwards by the country that the loss relates to and the year the carryforward expires. Tell us the extent to which your valuation allowance differs under U.S. GAAP compared to Canadian GAAP.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Note 25 Guarantees, commitments and contingencies, page 123

Mortgage loans sold with recourse, page 124

11.	We note your disclosure on page 124 that you have sold mortgage loans with recourse and that you may be required to repurchase U.S. originated mortgage loans sold to investors. Please address the following in your response and consider revising your future filings to address the following or tell us why you believe such disclosure is not warranted:

•	Tells us the types of situations where you sell or securitize loans and provide recourse to the purchaser.

•	Tell us whether recourse is provided in sales or securitizations where you also provide representation and warranty guarantees.

•	Separately discuss and quantify your exposure from standard representations and warranties in your loan sales and securitizations

•	Tell us the typical time period that the recourse provisions last.

•	Tell us your methodology used to estimate the reserves related to the recourse exposure, if applicable.

•

We note your table on page 123 that indicates the carrying value of your reserves for recourse exposure was zero at October 31, 2010 and 2009. We also note that your maximum potential exposure decreased significantly from C$1.1 billion at October 31, 2009 to C$323 million at October 31, 2010. Please provide a rollforward of your reserves related to the recourse exposure for the periods presented and explain the reasons for the changes in your exposure and identify whether any amounts were paid out under these recourse obligations during the periods presented.

•	Provide a separate rollforward of your reserves related to standard representations and warranties in loan sales and securitizations.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

12.	In addition, we note that one of the specific events that could trigger a loan repurchase from the investor under these recourse provisions was failure to obtain government or private insurance. We also note your disclosures elsewhere in your filings regarding your settlements with various mortgage insurers including MBIA. Please address the following in your response and consider revising your future filings to address the following or tell us why you believe such disclosure is not warranted:

Tell us the counterparties that require mortgage insurance (private investors versus Government Sponsored Entities) on loans sold and whether this is one of the standard representations and warranties included in these loan sales.

•	Provide us with a breakout of loan repurchases for fiscal year 2010 by condition(s) that triggered the repurchase.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

•	Tell us how the investor becomes aware of the failure to obtain insurance on the loan and whether you have an obligation to report this information to the purchaser of the mortgage.

•	Tell us if these repurchases are due to mortgage insurance rescissions and your success rates in getting the mortgage insurer to reinstate coverage due to lack of a contractual breach.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles, page 131

Condensed Consolidated Statements of Income, page 132

13.	We note your $85 million adjustment to Canadian net income for the non-controlling interest in net income of subsidiaries. Also, we note your disclosure on page 147 that you adopted the revisions to ASC 810 (SFAS 160) for non-controlling interests on November 1, 2009. Please tell us how you complied with the presentation guidance for net income attributable to non-controlling interests in ASC 810-10-50-1A. If you determine that you did not appropriately apply the guidance revise your presentation in future filings. For an example of the presentation refer to ASC 810-10-55-4G.

ASC 810-10-50-1A(b) requires the following:

Either in the notes or on the face of the consolidated income statement, amounts attributable to the parent for any of the following, if reported in the consolidated financial statements:

1.	Income from continuing operations
2.	Discontinued operations
3.	Extraordinary items

In our reconciliation of Canadian GAAP net income to U.S. GAAP net income, we presented the reconciling amount pertaining to non-controlling interest which relates to the difference in accounting for liabilities and equity between the two GAAPs as a reconciling item to arrive at total U.S. GAAP attributable to RBC rather than as an allocated amount of total U.S. GAAP net income as required by ASC 810-10-50-1A9(b). The total income attributable to non-controlling interests under U.S. GAAP for the year ended October 31, 2010 was $184 million, all of which related to continuing operations.

In future filings, we will clearly and separately present U.S. GAAP net income attributable to both RBC and to holders of our non-controlling interests.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Disposition of Liberty Life, page 137

14.	We note your disclosure here and in Note 11 regarding your sale of Liberty Life to Athene Holding Ltd. on October 22, 2010. Please address the following related to the sale:

•

Tell us and revise your future filings to more clearly disclose whether you classified the assets and liabilities to be disposed of as part of the Liberty Life sale as ‘held-for-sale’ at October 31, 2010 for U.S. GAAP purposes. If you did not, please tell us how you considered the guidance in ASC 360-10-45-9 in your decision.

•	Tell us how you considered the guidance in ASC 205-20-45 on discontinued operations in your reconciliation of Canadian GAAP to U.S. GAAP disclosures.

In determining whether the sale of Liberty Life Insurance Company (“Liberty Life”) to Athene Holdings Ltd. on October 22, 2010 met the criteria to be classified as held-for-sale, we considered the criteria in par. 08 of Handbook section 3475, Disposal of Long-assets and discontinued operations, which is consistent with the U.S. GAAP criteria in ASC 360-10-45-9. We concluded that Liberty Life satisfied the criteria to be classified as held for sale and reported as discontinued operations. However, given that the results of Liberty Life were not considered to be quantitatively significant to our consolidated financial position or results of operations, or any individual line item, we chose not to classify the operations as discontinued operations. In assessing the quantitative significance of Liberty Life, we considered the following:

As at and for the year ended October 31/10 $Cdn millions, Cdn GAAP	Total Assets	Liberty Life as a %	Total Revenue	Liberty Life as a %	Net income	Liberty Life as a % (absolute value)
Liberty Life	$5,262		$1,581		$(77)
Consolidated RBC	726,206	.7%	28,330	5.6%	5,223	1.5%

Under U.S. GAAP, the total assets of Liberty Life at October 31, 2010 were $6.23 billion or 0.97% of consolidated RBC’s $644.34 billion of assets.

Although quantitatively immaterial to our consolidated results, we believed that the sale of Liberty Life was qualitatively significant, particularly to our Insurance segment. As a result, we provided the details of the sale transaction and selected financial information about Liberty Life in Note 11, Significant acquisitions and dispositions, on page 110 and in Note 31, under the subheading “Disposition of Liberty Life” on page 137. This information is what is required for assets held for sale or discontinued operations as prescribed by HB section 3475 par. 37 and ASC 205-20-50-1.

We have decided to classify Liberty Life results as Discontinued Operations in our 2011 year-end filings, together with our U.S. retail banking operations, which was presented as discontinued operations in our Q3 2011 Report to Shareholders, in order to provide readers of our financial statements a complete view of our discontinued operations.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

•

Provide us with a table quantifying the assets and liabilities by financial statement line item that were part of the sale of Liberty Life and include their carrying value and fair value at October 31, 2010 and January 31, 2011.

The following table quantifies the assets and liabilities in U.S. GAAP by financial statement line item that were part of the sale of Liberty Life, including their carrying value, which is representative of the fair value, at October 31, 2010 and January 31, 2011.

Liberty Life Insurance Company (US GAAP)	October 31, 2010	January 31, 2011
	C$’000	C$’000
ASSETS

Cash And Due From Banks	(197)	(9,611)
Available For Sale	4,611,443	4,501,528

Loans – Retail	1	–
Loans – Wholesale	476,126	457,348
Allowance For Loan Losses	–	–

Net Loans	476,127	457,348

Derivative Related Amount Asset	23,360	43,146
Premises & Equipment	7,089	4,840
Other Intangibles	120	1,302
Other Assets	1,112,424	1,051,232

Total Other Assets	1,142,992	1,100,520

Total Assets	6,230,365	6,049,785

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

Liberty Life Insurance Company (US GAAP)	October 31, 2010	January 31, 2011
	C$’000	C$’000
LIABILITIES AND SHAREHOLDERS EQUITY

Insurance Claims And Policy Benefit Liabilities	4,957,313	4,907,402

Post Retire & Post Employ Benefits	20,369	19,650
Total Other Liabilities-Other 9(H)	913,595	938,075
BS5546 Deferred Income Taxes	114,117	61,370
Other Liabilities	1,048,081	1,019,095

Total Liabilities	6,005,394	5,926,497

Shareholders Equity
Retained Earnings	17,567	17,245
Accumulated Other Comprehensive Income	207,404	106,042

Total Shareholders’ Equity	224,971	123,287

Total Liab And Shareholders Equity	6,230,365	6,049,785

Other-than-temporary impairment of securities, page 146

15.	Refer to footnote two of the other-than-temporary impairment losses (OTTI) table on page 146 and that the losses included in the table were incurred after May 1, 2009, the adoption date of ASC 320. In addition, we note that the total loss for debt securities recognized in income was C$156 million for 2010. Please tell us where the C$156 million of credit-related impairment is reflected on the cumulative OTTI credit losses table on page 147.

We advise the Staff that the table presented on page 147 discloses the cumulative credit losses only for those AFS securities with impairment that is considered to be other than temporary. The $156 million disclosed in the table on page 146 is comprised of $99 million of credit-related impairments recorded in 2010 and $57 million of impairment recorded commensurate with it becoming more likely than not that such securities would be sold prior to recovering the related amortized costs. Only the $99 million of credit-related impairments is included in the continuity table on page 147 and is comprised of $38 million for debt securities not previously impaired and $61 million for securities previously impaired.

Form 6-K Filed on May 27, 2011

Exhibit 99.2 Second Quarter 2011 Report To Shareholders

Interim Consolidated Financial Statements (unaudited)

Note 4: Allowance for loan losses and impaired loans, page 42

16.	Refer to your disclosure on page 43 that you have loans to sovereign entities in Ireland and Spain, but no exposure to sovereign entities in Portugal, Italy and Greece. Please tell us

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Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

and revise your future filings to disclose the quantitative exposure (both direct and indirect) by country to financial institutions and corporations domiciled in those five countries. As such, please address the following:

•	Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses, etc.;

•	Discuss any hedges and collateral maintained to arrive at your net exposure at the balance sheet date;

•	Separately discuss, by country, and on a gross basis, the unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure; and

•	Please clarify if you have any credit derivatives purchased or sold related to these countries, and if so, how that is included in your gross and net amounts of exposure.

We expanded our disclosure in our Q3 2011 Report to Shareholders in response to this comment. That disclosure, which is located on page 21 in the Credit Quality section, is set forth below. We also advise the Staff that we had no exposure to retail or small businesses nor did we have any credit derivatives related to the countries listed therefore, we did not refer to them in our disclosure.

Credit exposure to certain European countries

	As at July 31, 2011									As at October 31, 2010
	Outstanding loans and acceptances				Other Exposure (1)					Outstanding loans and acceptances				Other Exposure (1)
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Total
Spain	$105	$-	$-	$105	$146	$166	$421	$733	$838	$-	$-	$-	$-	$101	$450	$113	$664	$664
Ireland	-	134	-	134	14	2	197	213	347	-	17	-	17	18	5	620	643	660
Italy	-	-	-	-	114	120	47	281	281	-	-	-	-	78	10	57	145	145
Greece	-	-	-	-	10	-	-	10	10	-	-	-	-	5	-	-	5	5
Portugal	-	-	-	-	15	2	7	24	24	-	-	-	-	15	1	27	43	43
Total	$105	$134	$-	$239	$299	$290	$672	$1,261	$1,500	$-	$17	$-	$17	$217	$466	$817	$1,500	$1,517

(1) Other exposure is largely comprised of derivative counterparty credit, net of $1 billion in collateral, as at July 31, 2011 ($1 billion as at October 31, 2010), securities, and undrawn credit commitments.

During the period, economic uncertainty related to certain European countries including Spain, Ireland, Italy, Greece and Portugal continued to increase. As of July 31, 2011, based on internal risk management measures, our combined credit exposures to these countries, including sovereign and financial counterparties or borrowers was approximately $1.5 billion. This exposure was largely investment grade rated with limited direct sovereign exposure.

Note 7 Significant acquisition and disposition, page 45

17.

We note your disclosure on page 45 that you acquired BlueBay Asset Management plc on December 17, 2010. In addition, we note that under U.S. GAAP acquisition-related costs are included in expenses whereas this might not be the same accounting treatment under Canadian GAAP. Please tell us if there were differences in the accounting for the BlueBay

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Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

transaction under Canadian GAAP and U.S. GAAP. If so, revise your future filings to more clearly disclose those differences in your Canadian GAAP to U.S. GAAP reconciliation.

The only difference identified in the accounting for the BlueBay acquisition transaction under Canadian GAAP and U.S. GAAP is the treatment of acquisition costs of approximately $6 million. CICA Handbook 1581 par. 28 identifies the costs associated with a business combination that may be capitalized including: finder’s fee, advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs; and the costs of registering and issuing debt and equity securities. ASC 805-10-25 states that those expenditures must be expensed in the period incurred. As a result of this GAAP difference, our total purchase price consideration for BlueBay was $1,454 million under Canadian GAAP as compared to $1,448 million under U.S. GAAP.

We consider this reconciling difference to be both quantitatively and qualitatively immaterial; consequently, we have included it in the “Other” reconciling line item in our reconciliation of Canadian GAAP to U.S. GAAP.

18.	We note your disclosure on page 45 that goodwill increased due to the BlueBay acquisition by C$1.2 billion. In addition, we note that overall goodwill declined from C$9.2 billion at January 31, 2011 to C$8.9 billion at April 30, 2011. Please explain the reason for the decline in goodwill during the second quarter notwithstanding the increase due to the BlueBay acquisition.

We advise the Staff that the January 31, 2011 goodwill balance of $9.2 billion includes the $1.2 billion goodwill related to the acquisition of BlueBay which was completed on December 17, 2010. The decrease in goodwill balance from $9.2 billion at January 31, 2011 to $8.9 billion at April 30, 2011 was due to the appreciation of the Canadian dollar against other foreign currencies. The majority of the goodwill is related to acquisitions made by our foreign subsidiaries over the years, with approximately 63% of the goodwill being denominated in foreign currencies, primarily U.S. dollar (USD, approximately 32%), British pound (GBP, approximately 15%), and Trinidad dollar (TTD, approximately 16%).

For translation purposes, these foreign subsidiaries are considered self-sustaining operations under Canadian GAAP (HB section 1651, Foreign Currency Translation, par. 03(a)(ii)) which is consistent with the accounting for foreign entities under U.S. GAAP (ASC 830-30-20, Foreign Currency Matters). For purposes of consolidating the results of our foreign subsidiaries, we apply the current rate method to translate the assets and liabilities recorded by the foreign subsidiaries, including the foreign-currency denominated goodwill recorded in their books, in accordance with HB section 1651 par. 25-.27 and ASC 830-30-45-3.0

Due to the appreciation of the Canadian dollar against various currencies at April 30, 2011, the translation of our foreign-currency denominated goodwill recorded by our foreign subsidiaries resulted in a lower Canadian dollar equivalent although there was no significant change in the goodwill balances recorded at the individual subsidiary level in their local currency.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

The following table presents our goodwill by local currencies, the change in exchange rates between January 31, 2011 and April 30, 2011, and the resulting impact on our goodwill balance in Canadian dollar equivalent. Please note that in the reconciliation of changes in goodwill that we disclose in our Annual Report, we disclose the impact of foreign currency translation and any other minor adjustments. Refer to footnote 2 to the first table in Note 10 on page 109 to our 2010 Annual Report.

Analysis of changes in Goodwill by Local Currencies and Foreign Exchange Rates: January 31, 2011 & April 30, 2011

		Goodwill balance as at:
		Jan 31, 2011			Apr 30, 2011
Goodwill balance in local currency		Local Curr $ Million	FX rate	CAD $ $ Million	Local Curr $ Million	FX rate	CAD $ $ Million

Euro dollar	EUR	46	1.3712	63	46	1.4016	65
British pound	GBP	833	1.6044	1,337	833	1.5808	1,317
Trinidad dollar	TTD	9,262	0.1570	1,454	9,262	0.1481	1,372
United States dollar	USD	2,930	1.0015	2,934	2,930	0.9464	2,773

Total foreign-denominated goodwill in Canadian dollar				5,788			5,526
Canadian dollar	CAD	3,408		3,408			3,408

Total goodwill as at end of the quarter in CAD				9,196			8,934

Change in goodwill balance for the quarter- April 30, 2011 vs January 31, 2011							(262)

Change in goodwill balance by currencies for the quarter – from January 31, 2011 to April 30, 2011

		In Local Currency	In CAD equivalent
		$ Million	$ Million
Euro dollar	EUR	0	1
British pound	GBP	0	(20)
Trinidad dollar	TTD	0	(82)
United States dollar	USD	0	(161)
Canadian dollar	CAD	0	0

		0	(262)

19.	In addition, we note that there are several factors that could trigger an interim goodwill impairment test for U.S. GAAP purposes that were present during the six months ended April 30, 2011. Some triggering events include a significant adverse change in legal factors or in the business climate, unanticipated competition, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of. In light of your agreement to sell your U.S. banking operations in June of 2011, please tell us if you performed an interim impairment test during the first six months of fiscal year 2011. If you did not, explain to us how you considered the above triggering factors in your analysis of the U.S. GAAP literature when you determined not to perform an interim goodwill impairment test.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

20.	You disclose in your June 20, 2011 press release furnished in a Form 6-K filed on that date that you expect the sale of your U.S. regional retail banking operations will result in an estimated after-tax loss of C$1.6 billion under Canadian GAAP, which includes an estimated goodwill write-off of C$1.3 billion (C$1.4 billion pre-tax). Please tell us the amount of the expected loss on sale and amount of goodwill write-off for U.S. GAAP purposes. Provide us with a timeline of the negotiations of the transaction terms that clearly explains whether you had an indication that there would be a significant loss on the sale of the business which might indicate that goodwill was impaired when you filed the 6-K presenting your interim results on May 27, 2011.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Note 17: Reconciliation of Canadian and United States generally accepted accounting principles, page 52

21.	We note your disclosure on page 64 that you adopted ASU 2010-20 effective November 1, 2010 and that you included the impaired loans disclosures note four. Please address the following related to your ASU 2010-20 disclosures either here or in your Canadian GAAP Financial Statement disclosures in future filings:

•	Provide us and revise to disclose a breakdown of the loan portfolio by segment and class.

We direct the Staff’s attention to the following table, which appears in Note 4 on page 98 of our 2010 Annual Report, and sets out the composition of our loan portfolio by segment and class of financing receivable.

	2010				2009
	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Retail (1)
Residential mortgages	$124,064	$2,350	$2,418	$128,832	117,292	$2,490	$2,348	$122,130
Personal	69,291	8,551	2,332	80,174	60,493	8,975	2,074	71,542
Credit cards	9,704	220	186	10,110	8,285	213	203	8,701
Small business (2)	2,712	–	–	2,712	2,851	–	–	2,851
	205,771	11,121	4,936	221,828	188,921	11,678	4,625	205,224
Wholesale (1)
Business (3),(4)	39,015	20,616	9,216	68,847	38,624	25,206	10,336	74,166
Bank (5)	808	233	875	1,916	1,096	177	1,243	2,516
Sovereign (6)	1,632	–	980	2,612	860	–	1,385	2,245
	41,455	20,849	11,071	73,375	40,580	25,383	12,964	78,927
Total loans (7)	247,226	31,970	16,007	295,203	229,501	37,061	17,589	284,151
Allowance for loan losses	(1,490)	(1,144)	(363)	(2,997)	(1,474)	(1,460)	(254)	(3,188)
Total loans net of allowance for loan losses	$245,736	$30,826	$15,644	$292,206	$228,027	$35,601	$17,335	$280,963

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

•	The amount of any purchases, sales or reclassifications of loans to held for sale (310-10-50-11B(e) and (f));

During the six months ended April 30, 2011, we purchased approximately $1.9 billion of loans. No loans were reclassified to held-for sale. We will add this information to our future filings.

The following paragraph from Note 5 to our Q2 2011 Report to Shareholders discloses information about our loan sales during the quarter.

In addition to the above securitization transactions, we sold during the quarter non-agency MBS with a net carrying value of $254 million for a gain of $8 million. These non-agency MBS had been reclassified from AFS securities to loans in 2009 in accordance with amendments to CICA Handbook Section 3855. We also sold $24 million of commercial loans to third party investors at their principal amount during the three months ended April 30, 2011 ($29 million and $nil during the three months ended January 31, 2011 and April 30, 2010, respectively), and $53 million during the six months ended April 30, 2011 ($5 million during the six months ended April 30, 2010). The losses on sale for each of these periods were either nil or nominal.

•

Revise your allowance for credit losses tabular disclosure to segregate the recorded investment in financing receivables at the end of each period related to each balance in the allowance for credit losses by the following impairment methodology, as applicable:

o	Amounts collectively evaluated for impairment (determined under Subtopic 450-20);
o	Amounts individually evaluated for impairment (determined under Section 310-10-35); and
o	Amounts related to loans acquired with deteriorated credit quality (determined under Subtopic 310-30).

In Note 17 on page 64 of our Q2 2011 Report to Shareholders, we have qualitatively explained how our allowance methodology is substantially aligned with the individually and collectively assessed approaches. A copy of that discussion is set out below. When we begin reporting in accordance with IFRS on November 1, 2011, we will be using the individually and collectively assessed approaches. We believe that introducing these terms while we are still establishing general and specific allowances would be confusing to the reader.

Our wholesale portfolio comprises business, sovereign, and bank exposures, which include mid-size to large corporations and certain small businesses for which credit risk is assessed primarily on an individual client basis. Our retail portfolio is comprised of residential mortgages and personal, credit card and small business loans, which are managed on a pooled basis and collectively assessed. The majority of our allowances for credit losses assessed on an individual basis are in the wholesale portfolio. This amount approximates wholesale specific allowances as calculations of specific allowances are based on estimated losses on loans that have been identified as impaired. Collectively

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

assessed allowances, on the other hand, include estimated losses on retail loans identified as impaired and estimated losses on both retail and wholesale loans which have not yet been specifically identified as impaired.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

•	By class of financing receivable disclose the following for your impaired loans:
o	The amount of the recorded investment for which there is a related allowance for credit losses determined in accordance with Section 310-10-35;
o	The amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with Section 310-10-35;
o	The average recorded investment during the period in impaired loans; and
o	The related amount of interest income recognized.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes and Mr. Envall

U.S. Securities and Exchange Commission

If you have any questions regarding our responses, please contact Rod Bolger, RBC’s Senior Vice President of Finance and Controller, at 416-974-0729, or me.

Yours truly,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

cc:	V. L. Young, Chairman, Audit Committee of the Board

G.M. Nixon, President and Chief Executive Officer

D.R. Allgood, Executive Vice President & General Counsel

R. Bolger, Senior Vice President & Controller

L.F. Mezon, Chief Accountant

W.A. Cunningham, Partner, Deloitte & Touche, LLP

D.R. Crawshaw, Sullivan & Cromwell LLP

D.J. Toumey, Sullivan & Cromwell LLP